SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  October 17, 2008
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 17, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

October 17, 2008
Ivanhoe Mines and Rio Tinto reaffirm readiness
to engage in Investment Agreement negotiations
with Mongolia for development of Oyu Tolgoi Project
VANCOUVER, CANADA — John Macken, President and CEO of Ivanhoe Mines, and Bret Clayton, Rio Tinto’s Chief Executive, Copper & Diamonds, said today that they were looking forward to engaging in negotiations with the Mongolian Government to conclude an Investment Agreement for the development of the Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region.
The Mongolian Parliament has established a new, all-party working group of members of parliament that is to report on proposed changes to the country’s Minerals Law by November 15. The government wants an updated Minerals Law in effect as a necessary step before a resumption of discussions on an Investment Agreement for Oyu Tolgoi.
“We are encouraged by the initial steps that have been taken by the new Mongolian government and by the communications that we have had with government representatives,” said Mr. Clayton, who also is a Director of Ivanhoe Mines. “We are looking forward to engaging with the government as soon as possible to complete a competitive Investment Agreement that recognizes the realities of the current international investment environment.”
Mr. Macken said Ivanhoe Mines and its strategic partner, Rio Tinto, had negotiated an Investment Agreement with a Mongolian Government working group in May of last year and were confident that the agreement could be appropriately updated to address the current interests of the investors and the people of Mongolia to enable construction of the project to proceed.
Mr. Macken said that Ivanhoe Mines remained in a strong financial position and with significant assets, which include approximately $US 450 million, on a consolidated basis at September 30, and a controlling stake in SouthGobi Energy Resources, which now is selling coal from its new Ovoot Tolgoi mine in southern Mongolia to customers in China.
As noted in a statement issued September 30, senior management of Ivanhoe Mines and Rio Tinto met with key Mongolian government representatives in September to discuss the necessary remaining steps for the negotiation and ultimate parliamentary approval of a fair and equitable Investment Agreement for the Oyu Tolgoi copper-gold project. Government leaders have stated that they share the investors’ high priority for the conclusion of an acceptable agreement as soon as possible.
Information contacts
Ivanhoe Mines Investor Relations:  Bill Trenaman
Media:  Bob Williamson +1.604.688.5755